AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2008

                                              SECURITIES ACT FILE NO. 333-120945
                                       INVESTMENT COMPANY ACT FILE NO. 811-21458

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)

                         MAN-GLENWOOD LEXINGTON TEI, LLC
                         -------------------------------
                                (NAME OF ISSUER)

                         MAN-GLENWOOD LEXINGTON TEI, LLC
                      (NAMES OF PERSON(S) FILING STATEMENT)
                      -------------------------------------

                       UNITS OF INTEREST, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)
                         ------------------------------

                          56164R 10 4 (CLASS A SHARES)
                          ----------------------------
                          56164R 20 3 (CLASS I SHARES)
                          ----------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             KIRSTEN GANSCHOW, ESQ.
                           MAN-GLENWOOD LEXINGTON, LLC
                        123 N. WACKER DRIVE, 28[TH] FLOOR
                                CHICAGO, IL 60606
                                 (312) 881-6500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                   ------------------------------------------

                                COPIES TO:
                         MICHAEL S. CACCESE, ESQ.
                               K&L GATES LLP
                       STATE STREET FINANCIAL CENTER
                            ONE LINCOLN STREET
                             BOSTON, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington TEI, LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $15,000,000 of units of interests ("Units") of the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Units as of June 30, 2008 and originally filed with the Securities and Exchange Commission on May 1, 2008, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on May 30, 2008 (the "Expiration Date"). Pursuant to the Offer, 29,762.898 Class A Units were tendered and accepted by the Fund, at a net asset value of $115.43 as determined as of June 30, 2008. No Class I Units were tendered for acceptance by the Fund.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MAN-GLENWOOD LEXINGTON TEI, LLC


                                           By:/s/ John B. Rowsell
                                              -------------------------
                                                 John B. Rowsell
                                                 President

July 31, 2008